ISSUER FREE WRITING PROSPECTUS
Dated July 3, 2012
Filed Pursuant to Rule 433
Registration No. 333- 169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Healthcare Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on August 27, 2010 and the registration statement became effective on February 18, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated February 18, 2011, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1499875/000114420411009880/v211699_424b3.htm,

http://sec.gov/Archives/edgar/data/1499875/000114420412024888/v310556_424b3.htm and

http://sec.gov/Archives/edgar/data/1499875/000114420412030027/v313531_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article below was originally published online by National Real Estate Investor on June 25, 2012, which was subsequently revised on July 3, 2012 to correct certain statements and facts reported in the article. The article reported on certain statements made by Nicholas S. Schorsch, CEO and Chairman of the Company’s Board of Directors, in his capacity as CEO of American Realty Capital.

The article was not prepared or reviewed by the Company prior to publication. National Real Estate Investor, the publisher of the article, routinely publishes articles on business news. National Real Estate Investor is not affiliated with the Company, and no payment was made nor was any consideration given to National Real Estate Investor by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

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Healthcare Trust of America Proves Investment Value of Non-Traded REIT

By Jennifer V. Hughes, Contributing Writer

As Healthcare Trust of America ("HTA") listed on the New York Stock Exchange this month, American Realty Capital executives are trumpeting the value of the former non-traded REIT as an investment with the transparency and liquidity that today’s investors are demanding. Realty Capital Securities, an affiliate of American Realty Capital, previously served as an independent broker dealer for HTA until February 2011.

“They exited about a year earlier than originally planned,” says Nicholas Schorsch, American Realty Capital CEO. ARC served as an adviser in the Healthcare Trust of America REIT deal.

“The portfolio was complete, the equity raise was done earlier. The good news is that they did a better job at raising the money, which gave them the opportunity to list, sell or go public.”

In its two and a half weeks on the NYSE, Healthcare Trust of America, traded under ticker symbol “HTA,” has hit a high of $10.05 a share and a low of $9.75. HTA decided to list on the NYSE because the timing—and the market—was right.

When asked why HTA decided to list, Schorsch says, “The decision was made to go public because that would drive the maximum value for investors.”

“The markets are strong for health care REITs and HTA has got the highest concentration of medical office buildings of any publicly traded REIT and those are the best of the best,” he says.

Since it formed in 2006, HTA has built a $2.5 billion portfolio of properties consisting of 12.4 million sq. ft. of gross leasable area. The HTA portfolio includes 245 medical office buildings and 19 other facilities that serve the healthcare industry, as well as two portfolios of mortgage loans receivable secured by medical office buildings located in 26 states.

Schorsch says the time was right for the REIT to go public because the health care sector is so strong.

“When you look at the funding of health care it’s very durable,” he says. “People are always going to need health care—we’re aging as a population. It’s the only sector that has grown a minimum of 4 percent every year even through the ’07/’08 years. It has slightly less growth than office or retail but a lot more stability and right now people want durable income, that’s what the market wants.”

As part of the offering, HTA will use what’s known as a “Dutch auction,” by agreeing to buy back up to $150 million of shares, depending on demand.

“The Dutch auction gives some flexibility to the investor and the company,” Schorsch says. The Dutch auction is becoming a more popular method to take a non-public REIT into the public sphere now, especially compared to the boom years.

Schorsch notes that original investors who funded the REIT should be very pleased. According to documents filed with SEC, investors who bought in the beginning have seen a 152 percent total return, including a reinvestment of dividend.

“To have that kind of return with a portfolio through the bad years and the good years, post-Lehman, shows real power of this whole model of the non-traded REIT, and I think it’s a benefit for the investors to have that transparency, that they can see a full cycle. It’s important that people can measure the performance.”